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DAVID CHO david.cho@dechert.com +852 3518 4797 Direct +852 3518 4796 Fax

July 31, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:          OCI Resources LP

Amendment No. 1 to Registration Statement on Form S-1

Filed July 22, 2013

File No. 333-189838

Ladies and Gentlemen:

On behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), set forth below are the responses of the Partnership to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 29, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Partnership will subsequently file Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from Amendment No. 1 to the Registration Statement filed on July 22, 2013.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Inside cover page

1.              Given the significant amount of text necessary to explain the 50 years strong reference and your additional claims regarding size and cost of operations, please remove those references and the explanatory language from the inside cover page.

Response:

As requested, the Partnership will remove “50 YEARS STRONG” from the image on, and the related explanatory sentence at the bottom of, the inside cover page of the prospectus in Amendment No. 2.

Recent developments, page 5

2.              If you elect to provide preliminary financial results for the quarter ended June 30, 2013 please present balanced disclosure of your preliminary data, not merely the data from which your quarterly revenues may be estimated.

Response:

As requested, the Partnership will revise its preliminary financial results under the heading “Summary—OCI Resources LP—Recent Developments” on page 5 of the prospectus in Amendment No. 2 to include data from which its quarterly expenses, in addition to its quarterly revenues, may be estimated.

Organizational Structure, page 9

3.              Please reconcile the ownership structure disclosed in this chart with the ownership percentages set forth in Section 2 of Exhibit 10.5 and the 50.49% general partner interest referenced in the assignment agreement filed as exhibit 10.1.

Response:

Prior to the restructuring transactions disclosed under the heading “Summary—Formation Transactions and Partnership Structure” on pages 7 and 8 of the prospectus, OCI Holdings owned a 50.49% general partner interest (or 51% (50.49% ÷ 99%) of the then outstanding general partner interest), NRP owned a 48.51% general partner interest (or 49% (48.51% ÷ 99%)

of the then outstanding general partner interest) and Wyoming Co. owned a 1% limited partner interest (or 100% of the then outstanding limited partner interest) in OCI Wyoming.

On July 18, 2013, the following restructuring transactions were completed:

•                  OCI Holdings contributed its 50.49% general partner interest in OCI Wyoming to the Partnership.

•                  Wyoming Co., which was owned by OCI Chemical and NRP, restructured its 1% limited partner interest in OCI Wyoming by recapitalizing such limited partner interest into a 19.65% limited partner interest in OCI Wyoming to eliminate, among other things, a $14.5 million annual preferred return to which Wyoming Co. was previously entitled under the Amended and Restated Agreement of Limited Partnership of OCI Wyoming, L.P.  As a result of this recapitalization, the 99% general partner interest was reduced to an 80.35% general partner interest.  The Partnership’s 50.49% general partner interest in OCI Wyoming was proportionately reduced to a 40.98% general partner interest, and NPR’s 48.51% general partner interest in OCI Wyoming was proportionately reduced to a 39.37% general partner interest.

•                  Wyoming Co. redeemed all of its preferred stock and common stock held by NRP in exchange for a 9.63% recapitalized limited partner interest in OCI Wyoming.

As a result of these transactions, the Partnership owns a 40.98% general partner interest (or 51% (40.98% ÷ 80.35%) of the outstanding general partner interest), Wyoming Co. owns a 10.02% limited partner interest (or 51% (10.02% ÷ 19.65%) of the outstanding limited partner interest), and NRP owns a 39.37% general partner interest (or 49% (39.37% ÷ 80.35%) of the outstanding general partner interest) and a 9.63% limited partner interest (or 49% (9.63% ÷ 19.65%) of the outstanding limited partner interest) in OCI Wyoming.

At or immediately prior to the completion of the offering, Wyoming Co. will contribute its 10.02% limited partner interest in OCI Wyoming to the Partnership, following which the Partnership will own a 40.98% general partner interest and a 10.02% limited partner interest in OCI Wyoming.

The Partnership will revise the organizational chart on page 9 of, and its disclosure throughout, the prospectus in Amendment No. 2 to clarify the general partner and limited partner interests held by the Partnership and NRP in OCI Wyoming before and after the offering.

Trona Reserves, page 138

4.              We note your response to comment 6 in which you provided the cost of your products sold and the included the three-year historic price used to calculate your proven and probable reserves as of March 31, 2013. We also note the historic three-year average price as of March 31, 2013 was US$ 149.78/short ton or $US 165.11/metric tonne compared to your disclosure of $US177.73. Please clarify the units of measurement, i.e. short tons or metric tonnes, were used in your filing and verify the reserve price as stated is correct.

Response:

As requested, the Partnership will revise its disclosure under the heading “Business—Our Operations” on pages 138 and 140 of the prospectus in Amendment No. 2 to clarify the cost of products sold per short ton, the average CIF (carriage, insurance, and freight) sales price per short ton and the historical average CIF (carriage, insurance, and freight) sales price per short ton used to estimate its proven and probable trona reserves.  The Partnership has verified that the historical average CIF (carriage, insurance, and freight) sales price per short ton, which was used to estimate its proven and probable trona reserves included in the table on page 139 of the prospectus in Amendment No. 2, and which will be disclosed in footnote (2) to such table on page 140 of the prospectus in Amendment No. 2, is correct.

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments and Assumptions, page F-7

5.              We note your response to prior comment 10 in our letter dated July 19, 2013.Please provide us with additional details to address the following items:

•                  Please clarify the percentage of interest in OCI Wyoming LP (OCIWLP) that OCI Wyoming Holding Co. (OCI Holdings) has consolidated in its historical consolidated financial statements. Please also provide us with reference to the authoritative accounting literature to support your accounting.

•                  We note that the 1% limited partner interest in OCIWLP owned by OCI Wyoming Co. (OCIWCO) is recorded as noncontrolling interests in OCI Holdings’ historical consolidated financial statements. Please explain your accounting to record this 1% limited partner interests in OCIWLP as noncontrolling interests when the portion of the mining reserves apportioned to the 80% of OCIWCO held by OCI Chemical Corporation is not consolidated with OCI Holdings.

•                  We note that OCI Resources LP will own 51% of the general partner interest and 51% of the limited partner interest in OCIWLP upon the completion of this offering. Please tell us whether you have concluded that OCIWLP will become a substantially wholly owned subsidiary upon the completion of the restructuring and offering transactions. Please also tell us whether your conclusion is consistent with the requirements under FASB ASC 805-50-S99-2.

Response:

The Partnership will respond to this comment 5 in a separate response letter.

6.              Please provide us with your computation of the pro forma adjustments under the footnoted.

Response:

The Partnership will respond to this comment 6 in a separate response letter.

Exhibits

7.              It remains unclear how OCI Wyoming LP is a successor by assignment to the agreement filed as exhibit 10.16. Please clarify and file the assignment agreement as an exhibit to the registration statement.

Response:

The Partnership respectfully submits that the agreement filed as exhibit 10.16 to the Registration Statement was superseded by the agreement filed as exhibit 10.15 to the Registration Statement.  The plots listed in the agreement filed as exhibit 10.16 of the Registration Statement were expanded and re-leased under the agreement filed as exhibit 10.15 to the Registration Statement.  The Partnership will revise the description of exhibit 10.16 in Amendment No. 2 to reflect better the relationship between the agreements filed as exhibits 10.15 and 10.16.

Exhibit 5.1 — Opinion of Dechert LLP

8.              We note your statement in the Dechert LLP legality opinion that “[t]he opinion expressed herein is limited to the Delaware LP Act and judicial interpretations thereof. We are not members of the bar of the State of Delaware.” The statement that you are not members of the bar of the State of Delaware appears to limit your opinion and carve out the law of the relevant jurisdiction. Please revise to provide a legality opinion without this limitation.

Response:

As requested, we will revise our legality opinion to remove the sentence, “We are not members of the bar of the State of Delaware.”  We will file our revised opinion as exhibit 5.1 to Amendment No. 2.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho

David Cho

cc:	Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.
Thomas Friedmann, Dechert LLP
Suying Li
Angela Halac
Ken Schuler
Ruairi Regan
David Link